

10030778

IATES
ANGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43665

SEC Mail Processing Section
MAY - 3 2010
Washington, DC
192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spencer Trask Ventures, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Heidenreich (212) 326-9263
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, John F. Heidenreich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Trask Ventures, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LYDIA M. SOLER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SO6195944
Qualified in Orange County
My Commission Expires November 03, 2012

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Spencer Trask Ventures, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Spencer Trask Ventures Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spencer Trask Ventures, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
April 30, 2010

Spencer Trask Ventures, Inc.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash and Cash Equivalents	$ 344,186
Receivable from Broker	248,988
Receivable from Affiliates	33,109
Secured Demand Note	845,000
Advances to Employees (net of allowance of $108,092)	372,702
Other Assets	69,041
Securities Owned	10,072
Total assets	$ 1,923,098

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 308,193
Accrued expense and other liabilities	127,602
Deferred rent obligation	217,679
Total liabilities	653,474
Commitments, Contingencies and Guarantees	
Liabilities Subordinated to Claims of General Creditors	845,000
Stockholder's Equity:	
Common stock	5,000
Additional paid-in capital	60,978,857
Retained earnings	(60,559,233)
Total stockholder's equity	424,624
Total liabilities and stockholder's equity	$ 1,923,098

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Nature of Business: Spencer Trask Ventures, Inc. (the "Company") is a wholly owned subsidiary of Spencer Trask & Co. (the "Parent") and was incorporated in the State of Delaware on March 11, 1991. In September 2000, the Company changed its name from Spencer Trask Securities Incorporated. One individual owns the Parent. The Company is a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA", formerly National Association of Securities Dealers, Inc.) and the Securities Investor Protection Corporation ("SIPC"). The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on September 26, 1991. The Company does not carry customer accounts and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K(2)(ii) of such rule. The Company provides brokerage and investment banking services to domestic and foreign customers. In addition, the Company acts as an agent/manager in private placement offerings whereby the securities are placed on a "best-efforts" basis in connection with the financing of such transactions.

Basis of Accounting: The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC." The Codification is effective for periods ending on or after September 15, 2009.

The Company has evaluated subsequent events for potential recognition and/or disclosure through April 28, 2010, the date the statement of financial condition was available to be issued.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less excluding funds held in trading accounts, to be cash equivalents. Cash equivalents consist primarily of bank deposits and money market accounts. As a result of the Company's cash management system, checks issued but not presented to the bank for payment may create negative book cash balances. Such negative balances are included in bank overdraft.

Customer Accounts: The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3, as all customer accounts, as defined, are carried by the clearing broker and cleared on a fully disclosed basis.

Revenue: Fees from private placement offerings, including commissions, investment banking fees, and expense allowances arising from security offerings in which the Company acts as a placement agent are recorded when the transaction settles. In connection with its agency business, the Company recognizes commission income and expense on a trade-date basis as securities transactions occur.

Income Taxes: The Parent elected under the Internal Revenue Code to be taxed as an S Corporation, effective January 1, 2001. In addition, the Parent has elected to treat the Company (an eligible subsidiary) as a qualified subchapter S subsidiary ("Qsub"). For income tax purposes, the Qsub election resulted in a deemed liquidation of the Company into the Parent. As a result of the deemed liquidation, the Company is not treated as a separate corporation for income tax purposes and all of the Company's assets, liabilities, and items of income, deduction and credit are treated as those of the Parent. The Parent's stockholder is taxed on his proportionate share of the Company's taxable income. Certain specific deductions and credits flow through the Company to its stockholder. Therefore, no provision for federal income taxes has been included in the statement of financial condition and deferred tax liabilities have been eliminated.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

No provision is made in the accompanying financial statements for federal or state income taxes since such liabilities are the responsibility of the stockholder. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

The Company files income tax returns in U.S. federal jurisdictions and various states. The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2006.

Securities Owned: Warrants are recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying securities exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Contingencies: Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guaranteeing, in which case the nature of the guarantee would be disclosed.

Note 2. Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts with major New York financial Institutions, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. At December 31, 2009, the Company's uninsured cash balances were $94,186. In addition, from time to time during 2009, the Company's cash balances maintained at the financial institutions exceeded the $250,000 federally insured limit. The Company has not experienced any losses with respect to these deposits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3. Receivable From Clearing Broker

The clearing and depositary operations from the securities transactions are provided from National Financial Services LLC ("NFS"). At December 31, 2009, substantially all of the receivable from broker and dealer as reflected in the statement of financial condition are deposits with and commissions receivable from this broker. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers for securities sold, not yet purchased, and other items

Note 4. Broker Clearance Agreement

The Company entered into a Clearance Agreement (the "Agreement") with NFS dated August 15, 2008. NFS is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

Under the terms of the Agreement, NFS clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to indemnify the NFS for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. The Company is required to maintain an escrow deposit with NFS for $250,000 in cash, which is included in the statement of financial condition.

As of December 31, 2009, there were no significant unsecured amounts owed to NFS by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 5. Fair Value

The Company measures its financial instruments in accordance with the Codification Section for *Fair Value Measurements*. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. *Fair Value Measurements* establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under *Fair Value Measurements* are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a non-active market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Note 5. Fair Value (Continued)

As required by the Codification Section for *Fair Value Measurements*, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. At December 31, 2009, all securities owned are classified as Level 3 securities.

Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by management.

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investment in financial instruments in which management has used at least one significant unobservable input in the valuation model.

Note 6. Profit Sharing 401(k) Plan and Key Employee Stock Plan

Profit Sharing 401(k) Plan: The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees over the age of 21 are eligible, following three months of service, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company's contribution is discretionary. The Company did not make a matching contribution during the year ended December 31, 2009.

Note 7. Lease Commitments

During the year, the Company and its Parent, jointly and severally, leased office facilities in New York and Connecticut under noncancelable operating sublease arrangements. As of December 31, 2009, the Company terminated its New York lease. The Connecticut lease commenced November 10, 2008 and expires July 30, 2016. This lease contains provisions for future rent increases and free rent periods. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent obligation. The Parent and the Company each intend to occupy approximately one-half of the total combined space under the existing terms of the lease agreement.

Note 7. Lease Commitments (Continued)

The future minimum rental payments under the remaining leases obligation as of December 31, 2009 are approximately as follows:

Year ending December 31,	Lease Commitment
2010	$ 381,656
2011	381,656
2012	406,955
Thereafter	1,585,174
	$ 2,755,441

Note 8. Contingent Liabilities

The Company – together with various individuals – has been named as defendants in several legal actions arising out of the normal course of its operations that claim substantial damages, the final outcome of which cannot presently be determined. The Company's management, after consultation with outside legal counsel, believes that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position.

Note 9. Subordinated Borrowings

The Company maintains interest free secured demand note collateral agreements with its Parent in the amounts of $100,000 and $150,000, scheduled to mature on June 1, 2011 and September 1, 2011, respectively. The market value of the collateral pledged at December 31, 2009 is $256,504.

The Company also maintains an interest free secured demand note collateral agreement with an Affiliate of the Parent's sole stockholder for $595,000 scheduled to mature June 1, 2011. The market value of the collateral pledged at December 31, 2009 is $608,485.

These subordinated borrowings are covered by agreements approved by FINRA and are therefore available in computing net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements (Note 12), they may not be repaid.

Note 10. Financial Instruments With Off-Balance-Sheet Risk

From time to time, the Company sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company may incur a loss if the market value of securities sold increases in the future. The Company did not have an obligation to purchase securities as of December 31, 2009.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that a customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 10. Financial Instruments With Off-Balance-Sheet Risk (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event that the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral or to reduce positions when necessary.

Note 11. Transactions with Related Parties

Receivable from affiliates includes a balance due from the Parent for common overhead operating expenses shared with the Parent.

Advances to employees represent commission earned by sales representatives for which advances are taken against. As of December 31, 2009, this amount amounted to $372,702, net of allowance for uncollectibles of $108,092.

As part of its standard private placement fee, the Company receives warrants entitling the Company to acquire stock of the entity for which the Company is raising capital. On the date of receipt, these warrants have little or no value as the exercise price corresponds to the underlying stock's offering price. These warrants typically are transferred to the Parent for no consideration. At December 31, 2009, the Company had warrants not yet distributed to the Parent, that had no market value.

Note 12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of $100,000 or one-fifteenth of aggregate indebtedness whichever is greater. At December 31, 2009, the Company has net capital of $767,100 which is $667,100 in excess of its required net capital of $100,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital is .876 to 1.

Proprietary balances, if any, held at the clearing brokers ("PAIB assets") are considered allowable assets for the net capital purposes, pursuant to agreements between the Company and the clearing brokers, which require, among other things, that the clearing brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

Equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and FINRA.

Note 13. Subsequent Events

During January and February 2010, the Parent contributed $391,830 in cash as additional paid-in capital.

Spencer Trask Ventures, Inc.

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Spencer Trask Ventures, Inc.

Independent Auditor's Report on Internal Control

December 31, 2009

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Shareholder
Spencer Trask Ventures, Inc.
New York, New York

In planning and performing our audit of the financial statements of Spencer Trask Ventures, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and therefore there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
April 30, 2010

Spencer Trask Ventures, Inc.

Report Pursuant to Rule 17a-5(e)(4)

December 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spencer Trask Ventures, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Heidenreich (212) 326-9263
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John F. Heidenreich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Trask Ventures, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LYDIA M. SOLER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SO6195944
Qualified in Orange County
My Commission Expires November 03, 2012

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Shareholder
Spencer Trask Ventures, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Spencer Trask Ventures, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc; SIPC and the New York Stock Exchange, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the total revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
April 30, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SPENCER TRASK VENTURES, Inc.
535 MADISON AVENUE
NEW YORK, NY 10022

043665 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROBERT CALAMUNCI 732-536-4646

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,515)

10/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (2,365)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (2,365)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(2,365)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SPENCER TRASK VENTURES, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of MARCH, 2010.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,544,190
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	153,512
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REG D, INT., OTHER	3,482,367
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,635,879
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)